

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Mr. Jan J. Nooitgedagt
Chief Financial Officer
Aegon N.V.
AEGONplein 50
PO Box 85
2501 CB The Hague
The Netherlands

  Re: **Aegon N.V.**
    Form 20-F for the Fiscal Year Ended December 31, 2009
    File No. 1-10882

Dear Mr. Nooitgedagt:

  We have completed our review of your Form 20-F and have no further comments at this time.

       Sincerely,

       Gus Rodriguez
       Accounting Branch Chief